Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail: chalm@worldnet.att.net

BY TELECOPIER
Ms. Pamela Howell
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

November 19, 2007

Re: WFG Real Estate Income Fund, LLC
        Amendment No 5 to the Offering Statement
        On Form 1-A
        Filed November 7, 2007
        File No. 24-10163

Dear Ms. Howell:

We are in receipt of your letter dated November 19 relating to the above-referenced filing.

We respectfully beg to differ with your interpretation of the Investment Company Act of 1940 as applied to WFG Real Estate Income Fund, LLC.

Section 3(c)(5)(C) of the act exempts from the definition of "investment company":

"(5) any person who is not in the business of issuing redeemable securities, face amount certificates of the installment type or periodic plan certificates and who is primarily engaged in one of the following businesses:...(C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate."

WFG Real Estate Income Fund, LLC plans to invest in loans secured by real estate (mortgages) and other liens on or interests in real estate. Typically the investment will take the form of a loan or partial equity (title) interest in the real estate. The investments are not publicly traded. The Fund certainly does not plan to invest in stocks, bonds or other types of liquid investments commonly associated with registered investment companies.

Please be kind enough to reconsider your comment based on the statutory language. If you agree with me that WFG Real Estate Income Fund is not required to register as an investment company, please be kind enough to issue to us any remaining comments that you have.

Sincerely,



Geoffrey T. Chalmers, Esq.

Cc; WFG Real Estate Income Fund, LLC
    John Reynolds